UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Midwest Energy Emissions Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

59833H101

(CUSIP Number)

Alterna Core Capital Assets Fund II, L.P.

Thomas X. Fritsch
General Counsel

c/o Alterna Capital Partners LLC

15 River Road, Suite 320

Wilton, Connecticut 06897
Telephone: (203) 210-7333

with a copy to:

Vanessa J. Schoenthaler, Esq.

Qashu & Schoenthaler LLP

295 Madison Avenue, 12th Floor
New York, New York 10017
Telephone: (646) 274-1450

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59833H101

1.	Name of Reporting Person Alterna Core Capital Assets Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,173,956
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,173,956
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,173,956
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 48.82%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person PN, HC

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CUSIP No.	59833H101

1.	Name of Reporting Person AC Midwest Energy LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,173,956
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,173,956
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,173,956
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 48.82%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person OO

3

CUSIP No.	59833H101

1.	Name of Reporting Person Alterna Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,173,956
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,173,956
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,173,956
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 48.82%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IA, OO

4

CUSIP No.	59833H101

1.	Name of Reporting Person Alterna General Partner II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,173,956
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,173,956
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,173,956
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 48.82%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IA, OO

5

CUSIP No.	59833H101

1.	Name of Reporting Person Harry V. Toll
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,173,956
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,173,956
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,173,956
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 48.82%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IN

6

CUSIP No.	59833H101

1.	Name of Reporting Person James C. Furnivall
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,173,956
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,173,956
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,173,956
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 48.82%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IN

7

CUSIP No.	59833H101

1.	Name of Reporting Person Eric M. Press
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,173,956
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,173,956
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,173,956
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 48.82%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IN

8

CUSIP No.	59833H101

1.	Name of Reporting Person Roger P. Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,173,956
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,173,956
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,173,956
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 48.82%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IN

9

CUSIP No.	59833H101

1.	Name of Reporting Person Earle Goldin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,173,956
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,173,956
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,173,956
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 48.82%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IN

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Explanatory Note

This Amendment No.4 to Schedule 13D (this “Amendment No.4”) is being filed jointly by Alterna Capital Partners LLC, a Delaware limited liability company (“Alterna”), Alterna General Partner II LLC, a Delaware limited liability company (“Fund II General Partner”), Alterna Core Capital Assets Fund II, L.P., a Delaware limited partnership (“Fund II”), AC Midwest Energy LLC, a Delaware limited liability company (“AC Midwest”), Harry V. Toll, James C. Furnivall, Eric M. Press, Roger P. Miller and Earle Goldin (together with Alterna, Fund II General Partner, Fund II and AC Midwest the “Reporting Persons”) and relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Midwest Energy Emissions Corp., a Delaware corporation (the “Issuer”). This Amendment No.4 amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on August 25, 2014 (the “Original 13D”), as amended and supplemented by Amendment No.1 filed by the Reporting Persons with the SEC on March 23, 2015 (“Amendment No.1”), Amendment No.2 filed by the Reporting Persons with the SEC on September 10, 2015 (“Amendment No.2”) and Amendment No.3 filed by the Reporting Persons with the SEC on November 19, 2015 (“Amendment No.3” and, together with the Original 13D, Amendment No.1 and Amendment No.2 the “Existing Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment No.4 shall have the meanings ascribed to them in the Existing Schedule 13D. Except as otherwise specifically amended in this Amendment No.4, items in the Existing Schedule 13D remain unchanged.

As of January 31, 2016, the Reporting Persons may be deemed to beneficially own an aggregate of 45,173,956 shares of Common Stock, representing approximately 48.82% of the issued and outstanding shares of the Issuer’s Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

On August 14, 2014, AC Midwest, the Issuer and the Issuer’s wholly-owned subsidiary, MES, Inc., a North Dakota corporation (“MES”), entered into a series of agreements, including a certain Financing Agreement (the “Original Financing Agreement”), pursuant to the terms of which AC Midwest purchased from the Issuer a 12% senior secured convertible note in the principal amount of $10 million, due July 31, 2018 (the “First Convertible Note”), and a five year warrant (the “First Warrant”) to purchase up to an additional 12,500,000 shares of Common Stock. The First Warrant is subject to percentage based anti-dilution protection requiring that the aggregate number of shares of Common Stock purchasable upon its initial exercise not be less than an amount equal to 15% of the Issuer’s then outstanding shares of capital stock on a fully diluted basis (the number of shares of Common Stock purchasable as a result of any such deficiency being the “First Warrant Shortfall Shares”).

The source of funding for this transaction was derived from capital contributed to Fund II and borrowings under a capital call facility (the “Line of Credit”) with Silicon Valley Bank ( “SVB”).

On March 16, 2015, AC Midwest, the Issuer and MES entered into series of amendments related to the Original Financing Agreement, including (i) a Wavier and Amendment to Financing Agreement and Reaffirmation of Guaranty (the “First Financing Agreement Amendment”), pursuant to which the Issuer made a $3 million payment toward the principal balance of the First Convertible Note and the conversion price of the First Convertible Note was adjusted to $0.50 per share of Common Stock, and (ii) an amendment to the First Warrant, pursuant to which the exercise price of the First Warrant was adjusted to $0.50 per share of Common Stock.

On November 16, 2015, AC Midwest, the Issuer and MES entered into a second series of amendments related to the First Financing Agreement Amendment (the “Second Financing Agreement Amendment”), pursuant to which AC Midwest purchased from the Issuer an additional 12% senior secured convertible note in the principal amount of $600,000 with a conversion price of $0.50 per share of Common Stock (the “Second Convertible Note” and, together with the First Convertible Note, the “Convertible Notes”), and a five year warrant to purchase up to an additional 3,600,000 shares of Common Stock at an exercise price of $0.35 per share of Common Stock (the “Second Warrant”). The Second Warrant is subject to percentage based anti-dilution protection requiring that the aggregate number of shares of Common Stock purchasable upon any exercise date not be less than an amount equal to 4.3% of the Issuer’s then outstanding shares of capital stock on a fully diluted basis (the number of shares of Common Stock purchasable as a result of any such deficiency being the “Second Warrant Shortfall Shares”).

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The source of funding for this transaction was derived from borrowings under the Line of Credit pending capital contributions.

On January 28, 2016, AC Midwest, the Issuer and MES entered into a third series of amendments related to the Second Financing Agreement Amendment (the “Third Financing Agreement Amendment” and, together with the Original Financing Agreement, First Financing Agreement Amendment and Second Financing Agreement Amendment, the “Financing Agreement”), pursuant to which AC Midwest caused SVB to issue a standby letter of credit in the amount of $2,000,000 (the “Letter of Credit”) on behalf of the Issuer, in consideration of the Issuer’s (i) payment of a fee of 12% per annum of the amount available under the Letter of Credit, (ii) issuance of a senior secured letter of credit note to evidence all amounts drawn under the Letter of Credit, and (iii) issuance of a five year warrant to purchase up to an additional 2,000,000 shares of Common Stock at an exercise price of $0.35 per share of Common Stock (the “Third Warrant” and, together with First Warrant and Second Warrant, the “Warrants”). The Third Warrant is subject to percentage based anti-dilution protection requiring that the aggregate number of shares of Common Stock purchasable upon its initial exercise not be less than an amount equal to 7.2% of the Issuer’s then outstanding shares of capital stock on a fully diluted basis (the number of shares of Common Stock purchasable as a result of such deficiency being the “Third Warrant Shortfall Shares” and, together with the First Warrant Shortfall Shares and Second Warrant Shortfall Shares, the “Warrant Shortfall Shares”).

Each of the Warrants may also be exercised on a cashless basis.

In connection with the Original Financing Agreement AC Midwest, the Issuer, MES and Richard Galterio, as agent to the holders of an aggregate of $1,645,000 in outstanding principal amount of certain of the Issuer’s 10% secured convertible notes (as modified by that certain Allonge, dated as of August 14, 2014, the “2013 Notes”), which 2013 Notes are convertible into shares of the Issuer’s Common Stock at a conversion price of $0.50 per share (subject to weighted average anti-dilution protection), entered into a certain Intercreditor Agreement, dated as of August 14, 2014, pursuant to the terms of which AC Midwest has the right, but not the obligation, upon an event of default under the terms of the Financing Agreement or the 2013 Notes, to acquire the outstanding 2013 Notes for an amount equal to the then unpaid indebtedness evidenced by such notes.

Also in connection with the Original Financing Agreement, AC Midwest and the Issuer entered into a certain Investor/Registration Rights Agreement, dated as of August 14, 2014, pursuant to the terms of which the AC Midwest has the right to demand registration of all of the shares of Common Stock issuable upon conversion of the Convertible Notes, exercise of the Warrants and conversion of any of the 2013 Notes acquired by AC Midwest.

Item 4. Purpose of Transaction.

Item 4 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(j) The Convertible Notes and Warrants were acquired for investment purposes.

The Reporting Persons will continuously evaluate the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, liquidity requirements, prevailing market conditions, alternative investment opportunities and all other factors deemed relevant in determining whether to convert the Convertible Notes or exercise the Warrants. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the Issuer’s management, board of directors, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.

In addition, the Reporting Persons may, at any time and from time to time, acquire additional shares of Common Stock or other equity, debt, notes, instruments or securities of the Issuer or dispose of any or all of such securities, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, none of the Reporting Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

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Item 5. Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) Pursuant to, and in accordance with the terms of the Financing Agreement, the indebtedness evidenced by the Convertible Notes is convertible at any time and from time to time into shares of the Issuer’s Common Stock at an initial conversion price of $0.50 per share, subject to weighted average anti-dilution protection (except with respect to certain excluded issuances). Interest on the Convertible Notes is payable at a rate of 2% in cash and 10% in kind (the “PIK Interest”) through August 13, 2016 and thereafter is payable entirely in cash. Interest is calculated on the basis of a 360-day year and actual days elapsed, and it accrues or is payable, as applicable, monthly in arrears on or before the last day of each calendar month.

As of January 31, 2016, the outstanding principal balance of the Convertible Notes together with all accrued interest thereon was $9,140,053. An additional $30,594 of PIK Interest will accrue and become payable on the Convertible Notes through March 31, 2016.

As of January 31, 2016, the Issuer had an aggregate of 47,358,618 shares of Common Stock issued and outstanding and 100,256,087 shares of Common Stock issued and outstanding on a fully diluted basis.

Based on the foregoing, as of January 31, 2016, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 45,173,956 shares of Common Stock, which includes: (i) 18,280,106 shares of Common Stock issuable upon conversion of the Convertible Notes (the “Conversion Shares”); (ii) 305,936 shares of Common Stock issuable upon conversion of PIK Interest that will accrue on and become payable under the Convertible Notes within sixty days of the date hereof (the “PIK Interest Shares”); (iii) 18,100,000 shares of Common Stock issuable upon exercise of the Warrants (the “Warrant Shares”); and (iv) 8,487,914 Warrant Shortfall Shares (the Warrant Shortfall Shares, Warrants Shares, Convertible Notes, Conversion Shares, Warrants, PIK Interest Shares, any 2013 Notes acquired by AC Midwest, and any shares of Common Stock issuable upon conversion of any 2013 Notes so acquired, collectively, the “Subject Securities”), representing approximately 48.82% of the Issuer’s outstanding Common Stock.

AC Midwest directly holds (or upon issuance or acquisition, as applicable, will directly hold) and has the power to vote and dispose of the Subject Securities.

Fund II, owns all of the outstanding equity interests of AC Midwest, accordingly Fund II may be deemed to beneficially own the Subject Securities held by AC Midwest.

Alterna, in its capacity as investment advisor to Fund II, has the ability to direct the investment decisions of the Fund II, including the power to vote and dispose of securities held by AC Midwest, accordingly Alterna may be deemed to beneficially own the Subject Securities held by AC Midwest.

Fund II General Partner, in its capacity as the general partner of Fund II, has the ability to direct the management of Fund II’s business, including the power to direct the decisions of Fund II regarding the vote and disposition of securities held by AC Midwest, accordingly Fund II General Partner may be deemed to beneficially own the Subject Securities held by AC Midwest.

Each of Messrs. Toll, Furnivall, Press and Miller, by virtue of their role as managing members of Alterna, and Mr. Goldin, by virtue of his role as a member of Alterna, may be deemed to have the shared power regarding the vote and disposition of securities held by AC Midwest, accordingly each may be deemed to beneficially own the Subject Securities held by AC Midwest.

(c) Except as set forth in this Amendment No.4 and in the Reporting Persons’ Forms 4 filed with the SEC on January 1, 2016 and February 1, 2016 there have been no transactions in the Issuer’s Common Stock by any of the Reporting Persons within the last sixty days.

(d) No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Securities.

(e) Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2016

Alterna Capital Partners LLC

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

Alterna General PArtner II LLC

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

Alterna Core Capital Assets Fund II, L.p.

By:	Alterna General Partner II, LLC
Its:	General Partner

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

AC Midwest Energy LLC

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

HARRY V. TOLL

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

James C. Furnivall

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

ERIC M. PRESS

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

ROGER P. MILLER

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

EARLE GOLDIN

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

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